SUPPLEMENT DATED FEBRUARY 16, 2023
TO THE FOLLOWING PROSPECTUSES

PROSPECTUS AND UPDATING SUMMARY PROSPECTUS
DATED MAY 1, 2022 FOR

Spinnaker® Variable Annuity

NOTICE DOCUMENTS DATED MAY 1, 2022 AND PROSPECTUSES FOR

Spinnaker® Advisor Variable Annuity dated May 1, 2011
Spinnaker® Choice Variable Annuity dated May 1, 2008
CompleteSM Variable Life Insurance dated May 1, 2012
CompleteSM Advisor Variable Life Insurance dated May 1, 2012
Premier Accumulation Life® dated May 1, 2007

Portfolios Available:
The Pioneer Real Estate Shares VCT Portfolio is only available if you have been continuously invested in it as of February 24, 2023.

In addition, the Trustees of Pioneer Variable Contracts Trust have authorized the liquidation of the Pioneer Real Estate Shares VCT Portfolio on or about April 28, 2023 (the “Liquidation Date”). In preparation for the liquidation, Symetra Life will no longer accept purchases of the Pioneer Real Estate Shares VCT Portfolio after April 26, 2023. After the Liquidation Date, the portfolio will no longer be an investment option under your contract and/or policy.